Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the nine months ended September 30, 2017 (“the Period”) and the three months then ended (“the Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2016 is also available to the reader.

For information concerning a public investigation by the Israel Securities Authority which began on June 20, 2017, and the case's submission to the State Attorney's Office on November 6, 2017, see Note 1.2 to the financial statements.

At this time, the Company cannot assess the implications, if any, of the Israel Securities Authority's investigation and the case's submission to the State Attorney's Office. The auditors have drawn attention to the matter in their opinion of the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an "Others" segment, which comprises mainly online content and commerce services (through "Walla") and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group's results were as follows:

	1-9.2017	1-9.2016	Increase (decrease)		7-9.2017	7-9.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	1,030	1,059	(29)	(2.7)	322	394	(72)	(18.3)
EBITDA (operating profit before depreciation and amortization)	2,971	3,120	(149)	(4.8)	980	1,041	(61)	(5.9)

Operating profit was down in the Period and the Quarter, due to lower revenues. This decrease was partially offset, mainly by early adoption of IFRS 15 - Revenue from Contracts with Customers, whereby sales commissions are recognized as subscriber acquisition assets. See Note 3.2 to the financial statements.

Furthermore, during the Period, the decrease was also partially offset by a reduction in taxes on income, as compared to an increase in the same period last year. The reduction in the corresponding period was due to the effects of lower corporate tax rates on deferred tax assets.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	September 30, 2017	September 30, 2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	2,565	1,846	719	38.9	The increase was mainly attributable to higher cash balances in the Domestic Fixed-Line Communications segment, including receipt of loans and the issue of debentures. For more information, see Section 1.3 - Cash Flows, below.
Eurocom D.B.S. Ltd.	43	29	14	48.3	The increase was due to adjusted estimates for the second contingent consideration and the fair value of the advanced payments for DBS’s acquisition. See Note 4.2.1 to the financial statements.
Inventory	101	96	5	5.2
Current and non-current trade and other receivables	2,762	2,830	(68)	(2.4)	The decrease was mainly due to a reduction in trade receivables in the Cellular Communications segment, due to lower revenues from handset sales and services. The decrease was partially offset, by an increase in overall receivables from real estate sales in the Domestic Fixed-Line Communications segment.
Broadcasting rights	457	450	7	1.6
Property, plant and equipment	6,817	6,840	(23)	(0.3)
Intangible assets	2,894	3,121	(227)	(7.3)	The decrease was mainly due to write-downs of excess acquisition costs attributed to intangible assets upon assuming control of DBS, and a decrease in investment (net of depreciation) in the Cellular Communications and Domestic Fixed-Line Communications segments.
Deferred tax assets	1,014	1,103	(89)	(8.1)	Tax assets were reduced, mainly due to the reduction in the corporate tax rate starting 2017.
Deferred costs and non-current investments	489	388	101	26.0	The increase was due to early adoption of IFRS 15 - Revenues from Contracts with Customers, whereby sales commissions are recognized as subscriber acquisition assets. See Note 3.2 to the financial statements.
Total assets	17,142	16,703	439	2.6

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.1.	Financial Position (Contd.)

	September 30, 2017	September 30, 2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	11,533	11,246	287	2.6	Receipt of loans and debenture issues were mostly offset by loan and debenture repayments.
Trade and other payables	1,807	1,599	208	13.0	An increase was seen across all Group segments, mainly due to payment deferrals as the end of the month fell on a Saturday (not a business day).
Current and deferred tax liabilities	222	252	(30)	(11.9)
Liabilities towards Eurocom D.B.S. Ltd.	-	6	(6)	(100)	See Note 4.2.1 to the financial statements.
Employee benefits	511	517	(6)	(1.2)
Dividend payable	708	665	43	6.5	For more information, see Note 10 to the financial statements.
Other liabilities	434	391	43	11.0
Total liabilities	15,215	14,676	539	3.7
Total equity	1,927	2,027	(100)	(4.9)	Equity comprises 11.2% of the balance sheet total, as compared to 12.1% of the balance sheet total on September 30, 2016.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.2	Results of operations

1.2.1	Highlights

	1-9.2017	1-9.2016	Increase (decrease)		7-9.2017	7-92016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	7,331	7,580	(249)	(3.3)	2,415	2,510	(95)	(3.8)	Revenues were down in the Group's primary segments.
Depreciation and amortization	1,288	1,331	(43)	(3.2)	436	442	(6)	(1.4)	The decrease was mainly attributable to the Domestic Fixed-Line Communications and Multi-Channel Television segments. There was also a decrease in the write-down of excess acquisition costs created upon assuming control of DBS.

									The decrease in the Group's depreciation costs was partially offset by increased depreciation costs, mainly in the Cellular Communications segment, following amortization of a subscriber acquisition asset after early adoption of IFRS 15. See Note 3.2 to the financial statements.
Salaries	1,500	1,509	(9)	(0.6)	502	501	1	0.2
General and operating expenses	2,888	2,984	(96)	(3.2)	956	994	(38)	(3.8)	The decrease was mainly attributable to lower expenses in the Cellular Communications segment. The decrease in the Group's expenses was affected, among other things, by early adoption of IFRS 15 - Revenue from Contracts with Customers, whereby distributor fees are recognized as subscriber acquisition assets. See Note 3.2 to the financial statements.
Other operating income, net	28	33	(5)	(15.2)	23	26	(3)	(11.5)
Operating profit	1,683	1,789	(106)	(5.9)	544	599	(55)	(9.2)
Finance expenses, net	297	311	(14)	(4.5)	94	104	(10)	(9.6)	The decrease in net finance expenses in the Period was attributable to the Domestic Fixed-Line Communications segment. In the Quarter, the decrease was attributable to the Multi-Channel Television segment, and was partially offset, mainly by higher net finance expenses in Domestic Fixed-Line Communications operations.
Share in losses of investees	4	4	-	-	-	2	(2)	(100)
Taxes on income	352	415	(63)	(15.2)	128	99	29	29.3	Taxes were down in the Period, mainly due to a reduction in the tax asset and recognition of NIS 64 million in deferred tax expenses in the last-year period, following a reduction in the corporate tax rate.

In the Quarter, the increase in taxes was attributable to the Domestic Fixed-Line Communications segment.

Profit for the period	1,030	1,059	(29)	(2.7)	322	394	(72)	(18.3)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	1-9.2017		1-9.2016		7-9.2017		7-9.2016
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	3,197	43.6	3,301	43.5	1,061	43.9	1,089	43.4
Cellular Communications	1,895	25.9	1,978	26.1	635	26.3	649	25.8
International Communications, Internet and NEP Services	1,158	15.8	1,156	15.3	367	15.2	384	15.3
Multi-Channel Television	1,246	17.0	1,307	17.2	406	16.8	434	17.3
Other and offsets	(165)	(2.3)	(162)	(2.1)	(54)	(2.2)	(46)	(1.8)
Total	7,331	100.0	7,580	100.0	2,415	100.0	2,510	100.0

	1-9.2017		1-9.2016		7-9.2017		7-9.2016
	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,501	47.0	1,595	48.3	492	46.4	519	47.7
Cellular Communications	57	3.0	36	1.8	22	3.5	27	4.2
International Communications, Internet and NEP Services	133	11.5	129	11.2	39	10.6	45	11.7
Multi-Channel Television	136	10.9	196	15.0	35	8.6	62	14.3
Other and offsets	(144)	-	(167)	-	(44)	-	(54)	-
Consolidated operating profit/ % of Group revenues	1,683	23.0	1,789	23.6	544	22.5	599	23.9

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.2.2.	Operating segments

B.	Domestic Fixed-Line Communications Segment

	1-9.2017	1-9.2016	Increase (decrease)		7-9.2017	7-9.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	1,053	1,133	(80)	(7.1)	345	375	(30)	(8.0)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	1,229	1,191	38	3.2	413	399	14	3.5	The increase was mainly due to growth in the number of internet subscribers through the wholesale service and higher ARPU (retail), offset by a decline in the number of retail internet subscribers.
Transmission, data communications and others	915	977	(62)	(6.3)	303	315	(12)	(3.8)	The decrease was mainly due to lower transmission revenues from telecom operators.
Total revenues	3,197	3,301	(104)	(3.2)	1,061	1,089	(28)	(2.6)
Depreciation and amortization	543	556	(13)	(2.3)	186	188	(2)	(1.1)
Salaries	668	672	(4)	(0.6)	224	225	(1)	(0.4)
General and operating expenses	514	525	(11)	(2.1)	183	183	-	-	The change was mainly due to a reduction in distributor fee costs, recognized as an asset following early adoption of IFRS 15, and a reduction in interconnect fees to telecom operators. These were partially offset, mainly by higher advertising costs.
Other operating income, net	29	47	(18)	(38.3)	24	26	(2)	(7.7)	Net income was down due to a NIS 11 million fine, imposed by the Ministry of Communications, and increased expenses on legal actions. These were partially offset (in the Quarter - completely offset) by higher capital gains on real estate sales.
Operating profit	1,501	1,595	(94)	(5.9)	492	519	(27)	(5.2)
Finance expenses, net	281	299	(18)	(6.0)	107	93	14	15.1	The change in net finance expenses in the Period and the Quarter was affected by adjusted estimates for the second contingent consideration and update to the fair value estimate for advanced payments on DBS’s acquisition (see Note 4.2.1 to the financial statements).
Taxes on income	308	299	9	3.0	109	83	26	31.3	Tax expenses were up due to a decrease in the last-year period and quarter following an update of previous-year taxes, and an increase in non-deductible expenses in the present Period and Quarter.
Segment profit	912	997	(85)	(8.5)	276	343	(67)	(19.5)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.2.2.	Operating segments

C.	Cellular Communications segment

	1-9.2017	1-9.2016	Increase (decrease)		7-9.2017	7-9.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Services	1,345	1,379	(34)	(2.5)	461	468	(7)	(1.5)	The decrease was due to migration of existing customers to cheaper plans offering greater data volumes at current market prices. The decrease was offset by growth in the Company's subscriber base. This growth significantly slowed down the erosion in revenues seen in recent years.
Equipment sales	550	599	(49)	(8.1)	174	181	(7)	(3.9)	The decrease was mainly due to cancellation of purchase tax on imported cellular handsets which lowered prices. The decrease was further affected by lower sales volumes of cellular handsets.
Total revenues	1,895	1,978	(83)	(4.2)	635	649	(14)	(2.2)
Depreciation and amortization	293	290	3	1.0	100	92	8	8.7	The increase was mainly due to depreciation costs on a subscriber acquisition asset, following early adoption of IFRS 15, and was offset in the Period by a decrease in current depreciation costs.
Salaries	286	284	2	0.7	94	94	-	-
General and operating expenses	1,259	1,368	(111)	(8.0)	419	436	(17)	(3.9)	The decrease was mainly due to a reduction in distributor fees, recognized as an asset following early adoption of IFRS 15, and a reduction in the cost of handset sales as aforesaid. Results were also affected by a decrease in engineering expenses, updates to site leasing estimates, and continued cost-cutting efforts by the Company.
Operating profit	57	36	21	58.3	22	27	(5)	(18.5)
Finance income, net	37	37	-	-	9	14	(5)	(35.7)
Taxes on income	20	15	5	33.3	7	9	(2)	(22.2)
Segment profit	74	58	16	27.6	24	32	(8)	(25.0)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.2.2	Operating segments

D.	International Communications, Internet and NEP Services

	1-9.2017	1-9.2016	Increase (decrease)		7-9.2017	7-9.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,158	1,156	2	0.2	367	384	(17)	(4.4)	In the Period, the increase was due to increased revenues from telecom solution equipment sales to businesses. The increase was offset by a decrease in revenues from call transfers between global operators (hubbing), lower revenues from international calls due to a decrease in call minutes driven by continued competition with cellular operators and increasing use of substitute software products, and lower revenues from data transfer. In the Quarter, the decrease was mainly due to lower revenues from international calls and call transfers between global operators, as aforesaid.
Depreciation and amortization	100	103	(3)	(2.9)	34	35	(1)	(2.8)
Salaries	246	248	(2)	(0.8)	81	83	(2)	(2.4)
General and operating expenses	679	662	17	2.6	214	221	(7)	(3.2)	In the Period and Quarter, cost of sales was up for telecom solution equipment for businesses. Internet service expenses were also up. The increase in the Period was partially offset (in the Quarter - completely offset) by lower expenses on call transfers between global operators, expenses on international calls, and data transfer expenses, corresponding with the aforesaid decrease in revenues, plus a decrease in customer recruitment commission expenses which were recognized as an asset following early adoption of IFRS 15.
Other expenses (income)	-	14	(14)	(100)	(1)	-	(1)	-	Expenses in the last-year period were attributable to the collective labor agreement signed in the first quarter of 2016.
Operating profit	133	129	4	3.1	39	45	(6)	(13.3)
Finance expenses, net	6	7	(1)	(14.3)	3	2	1	50.0
Share in the earnings of associates	-	1	(1)	(100)	-	1	(1)	(100)
Tax expenses	31	31	-	-	9	11	(2)	(18.2)
Segment profit	96	92	4	4.3	27	33	(6)	(18.2)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.2.2	Operating segments

E.	Multi-Channel Television

	1-9.2017	1-9.2016	Increase (decrease)		7-9.2017	7-9.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,246	1,307	(61)	(4.7)	406	434	(28)	(6.5)	The decrease was mostly due to a decrease in the average trade payables balance and a decrease in ARPU.
Depreciation and amortization	213	225	(12)	(5.3)	72	75	(3)	(4.0)	The decrease was mainly due to a reduction in investments.
Salaries	180	186	(6)	(3.2)	62	64	(2)	(3.1)
General and operating expenses	717	700	17	2.4	237	233	4	1.7	The increase in the Period was mainly due to increased content expenses and advertising and marketing expenses. This increase was partially offset by a decrease in distribution fee costs, which were recognized as an asset following the early adoption of IFRS 15.
Operating profit	136	196	(60)	(30.6)	35	62	(27)	(43.5)
Finance expenses (income), net	58	57	1	1.8	(1)	26	(27)	-	The change in the Quarter was mainly due to a change in the fair value of financial assets, and income from linkage differences on debentures.
Finance expenses for shareholder loans	-	465	(465)	(100)	-	178	(178)	(100)	No finance expenses were recognized in the present Period and Quarter, following conversion of the shareholder loans to equity at the end of the third quarter of 2016.
Tax expenses	333	1	332	-	159	-	159	-	The increase in tax expenses was mainly due to the tax asset being fully written-off following the change in expected profitability as a result of changes in Management expectations concerning the scope and severity of competition in the television market.
Segment loss	(255)	(327)	72	(22.0)	(123)	(142)	19	(13.4)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.3	Cash flow

	1-9.2017	1-9.2016	Increase (decrease)		7-9.2017	7-9.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	2,683	2,694	(11)	(0.4)	982	902	80	8.9	The change in net cash from operating activities was mainly due to an increase in net cash in Domestic Fixed-Line Communications operations, and in the Quarter was also due to an increase in net cash in the Cellular Communications segment, due to changes in working capital, mainly attributable to trade and other payables. In the Quarter, the increase was partially offset (in the Period - fully offset) by a decrease in net cash in the Multi-Channel Television segment, due to a decrease in cash profits.
Net cash used in investing activities	(587)	(1,575)	988	(62.7)	(388)	(784)	396	(50.5)	Net cash used in investing activities was down, mainly due to taxes paid on finance income from shareholder loans to DBS to the amount of NIS 461 million in the last-year quarter, and net proceeds from disposal of bank and other deposits in the Domestic Fixed-Line Communications segment in the present Period, as compared to net investment in the last-year period.
Net cash from (used in) financing activities	(273)	(736)	463	(62.9)	23	(518)	541	-	The decrease in net cash used in financing activities was due to the receipt of additional loans to the amount of NIS 500 million in the present Quarter in the Domestic Fixed-Line Communications segment, as compared to payments to Eurocom D.B.S. for the purchase of DBS's loans and shares in the last-year period and quarter. Furthermore, in the present Period, there was a decrease in overall dividend payments, as compared to the same period last year. The decrease was partially offset by an increase in loan repayments in the Domestic Fixed-Line Communications segment.
Net increase (decrease) in cash	1,823	383	1,440	617	(400)	1,017	-

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 11,155 million.

Supplier credit: NIS 920 million.

Short-term credit to customers: NIS 1,980 million. Long-term credit to customers: NIS 422 million.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

1.3.	Cash Flows (contd.)

As of September 30, 2017, the Group had a working capital surplus of NIS 1,418 million, as compared to a working capital deficit of NIS 783 million on September 30, 2016.

According to its separate financial statements, the Company had a working capital surplus of NIS 921 million as of September 30, 2017, as compared to a working capital deficit of NIS 1,163 million on September 30, 2016.

The change from a working capital deficit to a surplus at the Group and Company level was mainly due to a decrease in current liabilities to financial institutions and debenture-holders, and an increase in cash balances.

2.	Market Risk - Exposure and Management

Surplus liabilities exposed to changes in the nominal NIS-based interest rate were up NIS 1.3 billion, mainly following receipt of unlinked loans and expansion of Debentures (Series 9) (see Note 8 to the financial statements). This increase was partially offset, mainly by repayment of Debentures (Series 8) and scheduled loan payments in the Domestic Fixed-Line Communications segment (see Section 4 below). Other than the above, fair value sensitivity analysis data in accordance with changes in market factors as of September 30, 2017 do not differ materially from sensitivity analysis data as of December 31, 2016.

3.	Disclosure Concerning the Company’s Financial Reporting

3.1	Disclosure on the early adoption of IFRS 15 - Revenues from Contracts with Customers

Following publication of IFRS 15 - Revenues from Contracts with Customers ("the Standard"), the Company reviewed the Standard's possible impact on its financial statements, including by consultation with its auditing accountants and additional consultants. This review was conducted across all Group companies. As a result, the Company decided on the early adoption of the Standard, starting from the Company's financial statements as of March 31, 2017.

For information concerning the Standard's guidelines, its application, and adjustments to the Group's financial statements following the Standard's first-time application, see Note 3.2 to the financial statements.

Actions taken by the Group in preparation for adopting the Standard, and measures for reducing risk of errors in its financial statements:

1.	The Group studied the possible impact of the Standard on its financial statements. This process included a review of the Standard's provisions, a review of professional information issued by international accounting firms and by the International Accounting Standards Board (IASB), and internal discussions with Group companies. Meetings were also held with the auditing accountants and additional accounting consultants. These meetings included a thorough discussion of issues raised by the Standard's application, and a review of its impact on the Group's companies. Each company documented the relevant issues and their impact on the financial statements.

2.	The Group studied the Israel Securities Authorities' response to a pre-ruling request on the early adoption of the Standard, and Accounting Staff Position 11-4 - Disclosure on the Effects of Applying IFRS 15.

3.	The Group has reviewed the necessary adjustments to the Group's information systems supporting the Standard's application.

4.	The Group has studied its internal controls and adaptations needed to achieve effective control over proper first-time application of the Standard, in particular concerning the plausibility of significant judgments and estimates made in such application.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

3.2	Disclosure of material valuations

The following table discloses material valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970:

DBS
Subject of valuation	Value in use of D.B.S Satellite Services (1988) Ltd. in order to assess impairment of goodwill attributed in the Company's financial statements under IAS 36.
Date of valuation	September 30, 2017; valuation signed on November 27, 2017. .
Value prior to the valuation	NIS 1,482 million carrying amount of the net operating assets of D.B.S. Satellite Services (1988) Ltd. (NIS 120 million - balance of goodwill).
Value set in the valuation	NIS 1,761 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company's books(*).
Assessor’s identity and profile	Giza Singer Even Ltd. The work was done by a team headed by Mr. Nir Harush, CPA a partner in Giza Singer Even, who holds a BA in Business Administration and Accounting, and an MBA from the College of Management Academic Studies, and has extensive experience in economics and finance. The assessor has no dependence on the Company.
Valuation model	Discounted Cash Flow method (DCF).
Assumptions used in the valuation	Discount rate - 8.5% (post-tax). Permanent growth rate - 1%. Scrap value of total value set in valuation - 91%.

For more information, see Notes 4.2 and 7 to the financial statements.

(*)	DBS was last valued as of June 30, 2017, at NIS 1,947 million, and as of December 31, 2016, at NIS 2,551 million.

3.3	Due to legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

4.	Details of debt certificate series

4.1	Debentures (Series 8)

On June 1, 2017, a total of NIS 434,209,624 par value in bonds were repaid - final settlement.

4.2	Issuance of debentures

In May and June 2017, the Company completed the issue of NIS 1.1 billion par value in debentures, as follows:

A.	Public offering of NIS 384,467,000 par value Debentures (Series 9) issued as a series expansion, pursuant to the Company's shelf prospectus of May 2014, as amended in the clerical error amendment of June 2014 ("the Shelf Prospectus"), and the shelf offering report of May 25, 2017 ("the Shelf Offering Report"), for a total consideration of NIS 408 million.

B.	Issue of the Company's listed Debentures (Series 6 and 10) to holders of DBS's Debentures (Series B), traded on the TASE 'TACT Institutional' system ("DBS Debentures") in consideration for their holdings in DBS Debentures. The issue was conducted under the Shelf Prospectus and the Shelf Offering Report, as follows:

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2017

NIS 125,000,000 par value in DBS Debentures were exchanged for NIS 125,750,000 par value in Debentures (Series 6), and NIS 436,307,797 par value in DBS Debentures were exchanged for NIS 481,683,808 par value in Debentures (Series 10).

Following this issue, total liabilities for Debentures (Series 10) became material compared to the Company's overall liabilities balance.

C.	Two private placements of the Company's Debentures (Series 9) were made to classified investors, at a total value of NIS 108,000,000 par value. These placements are subject to the resale restrictions set forth in Section 15C to the Securities Law and the Securities Regulations (Details Concerning Sections 15A to 15C to the Law), 2000. The placements were made for a total consideration of NIS 114 million.

For more information, see Note 8.2 to the financial statements.

4.3	Debenture ratings

On April 24, 2017, Standard & Poor's Maalot Ltd. ("Maalot") affirmed its ilAA/Stable rating for the Company and its Debentures (Series 6-10), as detailed in the ratings report published in the Company's immediate report of April 24, 2017 (ref. no. 2017-01-034792), included herein by way of reference.

Furthermore, as part of the issuance of Company debentures through an expansion of existing series and a swap of DBS's debentures as aforesaid, the following ratings were approved:

A.	Midroog Ltd. approved an Aa2.il-Stable rating for the Company's Debentures (Series 6-10), and for up to NIS 1.1 billion par value in Company debentures issued through an expansion of existing series of debentures and/or through a swap of DBS debentures for debentures issued by the Company. For more information, see the Company's immediate reports of May 21, 2017 (ref. no. 2017-01-042550), and May 25, 2017 (ref. no. 2017-01-043915), included herein by way of reference.

B.	Maalot approved an ilAA/Stable rating for up to NIS 1.1 billion in debentures to be issued by the Company through an expansion of one or more of Series 6-10, for cash and/or against a swap for DBS debentures. For more information, see the Company's immediate reports of May 22, 2017 (ref. no. 2017-01-042862), and May 25, 2017 (ref. no. 2017-01-043918), included herein by way of reference.

5.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of September 30, 2017, see the Company's reporting form on the MAGNA system, dated November 30, 2017.

We thank the managers of the Group’s companies, its employees, and shareholders.

David Granot	Stella Handler
Acting Chairman of the Board of Directors	CEO

Signed: November 29, 2017

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